                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL 2005

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

      1.    Form 51-102F4 - Business Acquisition Report dated April 14, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- [ ]

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2005

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By: /s/ "Joseph P. Giuffre"
-------------------------------------
Joseph P. Giuffre
Director and Corporate Secretary

                                 FORM 51-102F4

                           BUSINESS ACQUISITION REPORT

ITEM 1 IDENTITY OF COMPANY

1.1   NAME AND ADDRESS OF COMPANY

      Anthony Clark International Insurance Brokers Ltd. (the "Corporation") Suite 355, 10333 Southport Road S.W.
      Calgary, Alberta T2W 3X6

1.2   EXECUTIVE OFFICER

      Primo Podorieszach,
      President and Chief Executive Officer
      Telephone: (250) 376-1782

ITEM 2 DETAILS OF ACQUISITION

2.1   NATURE OF BUSINESS ACQUIRED

      The Corporation acquired the fixed assets and client files of Al Vinciguerra Ltd., a general insurance brokerage based in the Norfolk, Virginia area.

2.2   DATE OF ACQUISITION

      September 9th, 2004

2.3   CONSIDERATION

The Corporation through its wholly owned subsidiary, Addison York Insurance Brokers Ltd., acquired the assets of Al Vinciguerra Ltd., a Virginia based insurance brokerage, for $9,030,000 (U.S.$7,000,000). The purchase for the Virginia brokerage was satisfied by the payment of $7,740,000 (U.S. $6,000,000) to the vendors at closing and by the issuance of a promissory note in the principal sum of $1,290,000 (U.S. $1,000,000) to the vendors. The purchase price was financed using the credit facility provided by FCC, financing obtained from Emmett Lescroart and vendor financing.

2.4   EFFECT ON FINANCIAL POSITION

The purchase is expected to generate approximately 60% in additional annual revenues for Anthony Clark. This Virginia acquisition marks Anthony Clark's third entry into the United States market and its 22nd acquisition since it was first founded in 1989. This east coast acquisition continues Anthony Clark's national expansion plan into the U.S., with two acquisitions already having being made on the west coast. Anthony Clark has expanded principally through internal growth and brokerage acquisitions and now expects to process approximately CDN$100,000,000 (U.S.$80,000,000) annually in insurance premiums for its 60,000 customers with this acquisition.

2.5   PRIOR VALUATIONS

      Not Applicable

2.6   PARTIES TO TRANSACTION

      The transaction was not made with an informed person, associate or affiliate of the Corporation.

2.7   DATE OF REPORT

      April 14, 2005

ITEM 3 FINANCIAL STATEMENTS

The following financial statements are attached hereto and form a part hereof:
(i) the unaudited pro forma consolidated balance sheet of the Corporation as at March 31, 2004, and the unaudited pro forma consolidated statement of operations and deficit of the Corporation for the year ended March 31, 2004, together with the auditor's compilation report thereon; and (ii) the audited balance sheet of Al Vinciguerra Ltd. as at June 30, 2004 and 2003 an the audited statement of operations for the years ended June 30, 2004 and 2003, together with the auditors report thereon.

                             LETTERHEAD OF KPMG LLP

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
Anthony Clark International Insurance Brokers Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2004 and unaudited pro forma consolidated statement of operations and deficit for the year then ended, and have performed the following procedures:

1. Compared the figures in the column captioned "Anthony Clark International Insurance Brokers Ltd." to the audited financial statements of the Company as at March 31, 2004 and for the year then ended.

2. Compared the figures in the column captioned "Al Vinciguerra Ltd." to the audited financial statements of Al Vinciguerra Ltd. as at June 30, 2004 and for the year then ended, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

      (a)   The basis for determination of the pro forma adjustments; and

      (b) Whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

      The officials:

      (a) described to us the basis for determination of the pro forma adjustments, and

      (b) stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the "Al Vinciguerra Ltd. purchase equation" column and the "pro forma adjustments" column to the aggregate amounts in the "pro forma consolidated March 31, 2004" column and for the year then ended and found the amounts to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

"KPMG LLP"

Chartered Accountants

Calgary, AB
April 5, 2005

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED BALANCE SHEET
PRO FORMA FINANCIAL STATEMENTS (PER SECTION 8.4(3) AND (4)) OF BUSINESS
  ACQUISITION REPORT
MARCH 31, 2004
(IN CANADIAN $)

                                         ANTHONY CLARK
                                         INTERNATIONAL
                                       INSURANCE BROKERS                                                            PRO FORMA
                                              LTD.        AL VICIGUERRA, LTD.  AL VICIGUERRA, LTD.   PRO FORMA     CONSOLIDATED
                                         MARCH 31, 2004      JUNE 30, 2004      PURCHASE EQUATION   ADJUSTMENTS   MARCH 31, 2004
                                           (AUDITED)           (AUDITED)           (UNAUDITED)      (UNAUDITED)    (UNAUDITED)
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents            $  1,989,663         $ 1,278,573         ($7,857,638)      $  5,301,398   $    711,996
    Accounts receivable                     1,335,775             513,653                   -            (67,569)     1,781,859
    Loan to director                           40,000                   -                   -                  -         40,000
    Prepaid expenses                          123,329              64,896                   -            (64,896)       123,329
    Notes receivable                          196,575                   -                   -                  -        196,575
    Restricted cash                           522,619                   -                   -                  -        522,619
                                         ------------         -----------         -----------       ------------   ------------
                                            4,207,961           1,857,122          (7,857,638)         5,168,933      3,376,378

Restricted cash                               655,274                   -                   -                  -        655,274
Computer systems and office equipment         376,540              25,017              64,390            (25,017)       440,930
Customer accounts (note 2)                  5,027,401                   -           1,855,983           (927,992)     5,955,392
Goodwill                                    5,459,185                   -           6,978,094                  -     12,437,279
Deferred financing costs (note 2)             474,447                   -                   -            560,000      1,034,447
Other assets                                  663,551              12,186             167,414            (12,186)       830,965
                                         ------------         -----------         -----------       ------------   ------------
                                         $ 16,864,359         $ 1,894,325         $ 1,208,243       $  4,763,738   $ 24,730,665
                                         ============         ===========         ===========       ============   ============

LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts payable and accrued
      liabilities                        $  1,114,545         $   140,038         $    87,527       $   (140,038)  $  1,202,072
    Current portion of long-term debt         485,447                   -                   -                  -        485,447
    Future tax liability                       32,677                   -                   -                  -         32,677
    Litigation liability                      522,619                   -                   -                  -        522,619
                                         ------------         -----------         -----------       ------------   ------------
                                            2,155,288             140,038              87,527           (140,038)     2,242,815

Long-term debt                              8,014,044                   -           1,120,716          7,857,638     16,992,398
Future tax liability                          196,930                   -                   -                  -        196,930
Share capital                               9,897,116               1,333                   -             (1,333)     9,897,116
Contributed surplus                           104,022                   -                   -                  -        104,022
Cumulative translation adjustments               (845)                  -                   -                  -           (845)
Deficit                                    (3,502,196)          1,752,954                   -       ($ 2,952,529)    (4,701,771)
                                         ------------         -----------         -----------       ------------   ------------
                                            6,498,097           1,754,287                   -         (2,953,862)     5,298,522
                                         ------------         -----------         -----------       ------------   ------------
                                         $ 16,864,359         $ 1,894,325         $ 1,208,243       $  4,763,738   $ 24,730,665

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED BALANCE SHEET
PRO FORMA FINANCIAL STATEMENTS (PER SECTION 8.4(3) AND (4)) OF BUSINESS
  ACQUISITION REPORT
MARCH 31, 2004
(IN CANADIAN $)

                                                            ANTHONY CLARK
                                                            INTERNATIONAL
                                                          INSURANCE BROKERS                                        PRO FORMA
                                                                LTD.         AL VICIGUERRA, LTD.   PRO FORMA      CONSOLIDATED
                                                            MARCH 31, 2004      JUNE 30, 2004     ADJUSTMENTS    MARCH 31, 2004
                                                              (AUDITED)            (AUDITED)      (UNAUDITED)      (UNAUDITED)
Revenue                                                      $ 7,469,559         $5,353,001       $          -    $ 12,822,560
Expenses:
Salaries and wages                                             4,818,880          3,365,463                  -       8,184,343
Rent                                                             422,672            344,678                  -         767,350
General and administrative                                     1,446,886            820,201                  -       2,267,087
Legal judgement                                                  522,619                  -                  -         522,619
                                                             -----------         ----------       ------------    ------------
                                                               7,211,057          4,530,342                  -      11,741,399
                                                             -----------         ----------       ------------    ------------
Earnings (loss) before interest, taxes, depreciation and
 amortization                                                    258,502            822,659                  -       1,081,161

      Interest and financing costs                              (941,153)                 -         (1,094,243)  ($  2,035,396)
                                                             -----------         ----------       ------------    ------------
Earnings (loss) before depreciation and amortization            (682,651)           822,659         (1,094,243)       (954,235)
      Depreciation and amortization                             (481,025)                 -           (927,991)     (1,409,016)
                                                             -----------         ----------       ------------    ------------
Earnings (loss) before income taxes                           (1,163,676)           822,659         (2,022,234)     (2,363,251)
      Income Taxes:
      Current                                                          -                  -                  -               -
      Future:                                                    112,178                  -                  -         112,178
                                                             -----------         ----------       ------------    ------------
                                                                 112,178                  -                  -         112,178
                                                             -----------         ----------       ------------    ------------
Net gain (loss)                                               (1,051,498)           822,659         (2,022,234)     (2,251,073)
Deficit, beginning of period                                  (2,450,698)                 -                  -      (2,450,698)
                                                             -----------         ----------       ------------    ------------
Deficit, end of period                                      ($ 3,502,196)        $  822,659      ($  2,022,234)  ($  4,701,771)
                                                             ===========         ==========       ============    ============
Gain (loss) per share, basic and diluted                           (0.14)              0.10              (0.25)          (0.29)

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Pro Forma Consolidated Financial Statements

Year ended March 31, 2004

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Corporation conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

1.    BASIS OF PRESENTATION:

The accompanying pro forma consolidated balance sheet as at March 31, 2004 and the pro forma consolidated statement of operations and deficit for the year ended March 31, 2004 have been prepared by the management of the Corporation in accordance with Canadian generally accepted accounting principles.

The pro forma consolidated balance sheet and the consolidated statement of operations and deficit may not be indicative of the results that would have occurred if the business combination had been in effect on the dates indicated or of the financial results that may result in the future.

The pro forma consolidated balance sheet as at March 31, 2004 and the pro forma consolidated statement of operations and deficit for the year ended March 31, 2004 have been prepared with information derived from the audited consolidated financial statements of the Corporation as at March 31, 2004 and the audited financial statements of Al Vinciguerra, Ltd ("Vinciguerra") as at June 30, 2004, and the adjustments and assumptions, outlined below. The accounting policies used in the preparation of the pro forma financial statements are those disclosed in the audited financial statements of the Corporation.

2. PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT OF THE CORPORATION:

The pro forma consolidated balance sheet of the Corporation is based on the closing audited balance sheet as at March 31, 2004 and has been prepared as if the acquisition had occurred on April 1, 2003 and giving effect to the following adjustments:

   - The Corporation through its subsidiary, Addison York Insurance Brokers Ltd. ("Addison"), purchased the fixed assets and book of business of Vinciguerra and not the shares. All the assets and liabilities of Vinciguerra, except for the purchased assets, have been eliminated through the application of the purchase equation adjustment. Further, Addison has entered into an agency agreement with Vinciguerra, where all clients and revenue from the operation of the Insurance Brokerage belong solely to Addison and that Addison is responsible for the payment of all reasonable and operating expenses resulting from the operation of the insurance brokerage in accordance with the established budget.

   - The initial purchase price for the Virginia brokerage of $9,030,000 (US$7,000,000) will be satisfied by Addison paying $7,740,000 (US$6,000,000) to the vendors at closing and issuing to the vendors approximately $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note will bear interest at 8% per annum and will be repayable over 5 years in equal monthly instalments of US$19,801, including interest and will be secured by a general security agreement of Addison. The purchase will be financed using the credit facility provided by FCC (approximately US$2.78 million), financing obtained from Emmett Lescroart (US$3.25 million) and seller financing.

   - The Corporation will incur approximately $700,000 in financing costs and these costs will be amortized over 5 years.

   - The acquisition will be accounted for using the purchase method with the purchase price being allocated to the fair value of the acquired assets and liabilities (see Vinciguerra purchase equation in the pro forma balance sheet)

      - Customer accounts for the new acquisition will be amortized over 2 years, based on customer retention period of 2 years

      - The accounts receivable and accounts payable and accrued liabilities are based on a reasonable estimate by management

The pro forma consolidated statement of operations and deficit of the Corporation is based on the closing audited statement of operations and deficit as at March 31, 2004 and has been prepared as if the acquisition had occurred on April 1, 2003 and giving effect to the following adjustments:

      -     INTEREST AND FINANCING COSTS

            Interest expense is estimated at the agreed interest rate at the time of obtaining debt/seller financing and financing costs will be amortized over 60 months

      -     DEPRECIATION AND AMORTIZATION

            Customer accounts for the new acquisition will be amortized over 2 years, based on customer retention period of 2 years

      -     EXCHANGE RATE

            The financial statements are prepared using an exchange rate of US$=CDN$1.3333

Financial Statements of

AL VINCIGUERRA, LTD.

Years ended June 30, 2004 and 2003

(United States Dollars)

                             LETTERHEAD OF KPMG LLP

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of Al Vinciguerra, Ltd. as at June 30, 2004 and 2003 and the statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"KPMG LLP"

Chartered Accountants

Calgary, Canada
December 31, 2004

AL VINCIGUERRA, LTD.
Balance Sheets

June 30, 2004 and 2003
(United States Dollars)

                                                    2004         2003
                                                 ----------   ----------
Assets

Current assets:
    Cash and cash equivalents                    $  958,954   $  836,580
    Commissions receivable                          334,357      300,938
    Interest receivable                               5,200        5,199
    Prepaid expenses                                 48,673       45,313
    Due from employees                                8,491       60,977
    Due from shareholders (note 2)                   37,201       54,064
                                                 ----------   ----------
                                                  1,392,876    1,303,071

Computer systems and office equipment (note 3)       18,763       39,592

Security deposits                                     9,140        9,140

                                                 ----------   ----------
                                                 $1,420,779   $1,351,803
                                                 ==========   ==========

Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable and accrued liabilities     $  105,031   $  122,645
                                                 ----------   ----------
                                                    105,031      122,645

Shareholders' equity:
    Shareholders' equity (note 4)                 1,315,748    1,229,158

Commitment (note 6)
Subsequent event (note 7)

                                                 ----------   ----------
                                                 $1,420,779   $1,351,803
                                                 ==========   ==========

See accompanying notes to financial statements.

On behalf of the Board:

____________________________________     Director

____________________________________     Director

AL VINCIGUERRA, LTD.
Statements of Operations

Years ended June 30,2004 and 2003
(United States Dollars)

                                                    2004           2003
                                                ------------   ------------
Revenue                                         $ 4,014,851    $ 3,848,828

Expenses:
    Salaries and wages                            2,524,160      2,276,274
    Rent                                            258,515        251,227
    General and administrative                      615,166        734,675
                                                -----------    -----------
                                                  3,397,841      3,262,176

                                                -----------    -----------
Earnings before depreciation and amortization       617,010        586,652

Depreciation and amortization                       (28,253)       (60,471)

                                                -----------    -----------
Net earnings                                        588,757        526,181

Retained earnings, beginning of year              1,228,158      1,173,398

Dividend                                           (502,167)      (471,421)
                                                -----------    -----------
                                                    898,225        874,211

                                                -----------    -----------
Retained earnings, end of year                  $ 1,314,748    $ 1,228,158
                                                ===========    ===========

See accompanying notes to financial statements.

AL VINCIGUERRA LTD.
Statements of Cash Flows

Years ended June 30, 2004 and 2003
(United States Dollars)

                                                                              2004         2003
                                                                           ---------    ---------
Cash flows from operating activities:
    Net earnings                                                           $ 588,757    $ 526,181
    Items not involving cash:
        Depreciation and amortization                                         28,253       60,471
                                                                           ---------    ---------
                                                                             617,010      586,652

    Net change in non-cash working capital relating to operations:
        Commissions and interest receivable                                  (33,420)     (46,162)
        Prepaid expenses                                                      (3,360)     (28,518)
        Accounts payable and accrued liabilities                             (17,614)      38,076
                                                                           ---------    ---------
                                                                             562,616      (36,604)
Cash flows from (used in) financing activities:
    Due from employees                                                        52,486      (31,218)
    Due from shareholders                                                     16,863        7,936
    Dividends paid                                                          (502,167)    (471,421)
                                                                           ---------    ---------
                                                                            (432,818)    (494,703)

Cash flows (used in) investing activities:
    Computer systems and office equipment additions                           (7,424)      (7,884)
    Security deposit                                                               -       (1,406)
                                                                           ---------    ---------
                                                                              (7,424)      (9,290)

Increase in cash and cash equivalents                                        122,374       46,055

Cash and cash equivalents, beginning of year                                 836,580      790,525
                                                                           ---------    ---------
Cash and cash equivalents, end of year                                     $ 958,954    $ 836,580
                                                                           =========    =========

See accompanying notes to financial statements.

AL VINCIGUERRA, LTD.
Notes to Financial Statements

Years ended June 30, 2004 and 2003
(United States Dollars)

      AL Vinciguerra Ltd., which was incorporated in Virginia in January 1987, serves as an independent insurance agency that deals primarily in automobile insurance. Its' market is mainly the Tidewater area of Virginia which consists of Norfolk, Portsmouth, Suffolk, Newport News, Hampton, Virginia Beach, and surrounding areas.

1.    SIGNIFICANT ACCOUNTING POLICIES:

      (a)   Cash and cash equivalents:

            Cash and cash equivalents consists of bank deposits and short-term investments with original maturities of three months or less.

      (b)   Computer systems and office equipment:

            Computer systems and office equipment are stated at cost. Depreciation is provided for using the following methods and annual rates:

             Asset                      Basis         Rate
-------------------------------   -----------------   ----
Computer equipment and software       straight-line   30%
Furniture and equipment               straight-line   20%
Leasehold improvements                straight-line   20%
Vehicles                          declining-balance   30%

      (c)   Revenue recognition:

            Commission revenue, which results from the placement of insurance with underwriters, is recognized as earned upon the effective date of each policy. Contingent commission revenue, which is dependent upon the underwriter's profitability on business placed by the Corporation, is not ascertainable until the Company meets certain production requirements and attains an acceptable loss ratio. Accordingly, the Corporation recognizes such revenue as earned when received.

      (d)   Income taxes:

            The Company, with the consent of its shareholders, has elected under
            Section 1362 of the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

AL VINCIGUERRA, LTD.
Notes to Financial Statements, page 2

Years ended June 30,2004 and 2003
(United States Dollars)

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (e)   Use of estimates:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (f)   Simplified Employee Pension Plan:

            The Company has a simplified Employee Pension Plan covering all employees who meet prescribed service requirements. The Company will contribute up to three percent of wages as a matching contribution for all employees who elect to participate in the plan. The Company's contribution for the years ended June 30, 2004 and 2003 were $29,928 and $24,834, respectively.

2.    DUE FROM SHAREHOLDERS:

      The amount due from shareholders is non-interest bearing and due on demand.

3.    COMPUTER SYSTEMS AND OFFICE EQUIPMENT:


                                             Accumulated    Net book
             2004                   Cost     depreciation    value
-------------------------------   --------   ------------   --------
Computer equipment and software   $158,729     $158,003     $   726
Furniture and equipment             67,059       51,602      15,457
Leasehold improvements               3,909        1,564       2,345
Vehicles                             1,993        1,759         234
                                  --------     --------     -------
                                  $231,690     $212,927     $18,763
                                  ========     ========     =======

                                              Accumulated   Net book
             2003                   Cost     depreciation    value
-------------------------------   --------   ------------   --------
Computer equipment and software   $158,729     $140,679     $18,050
Furniture and equipment             59,635       41,555      18,080
Leasehold improvements               3,909          782       3,127
Vehicles                             1,993        1,658         335
                                  --------     --------     -------
                                  $224,266     $184,674     $39,592
                                  ========     ========     =======

AL VINCIGUERRA, LTD.
Notes to Financial Statements, page 3

Years ended June 30,2004 and 2003
(United States Dollars)

4.    SHAREHOLDERS' EQUITY:

      (a)   Share capital authorized:

            Common stock, par value $1 per share, authorized 1,000 shares, 1,000 shares issued and outstanding

      (b)   Share capital, and earnings:

                         Number of
    Share capital:         shares    Amount
----------------------   ---------   ------
Balance, June 30 2003      1,000     $1,000

                           -----     ------
Balance, June 30, 2004     1,000     $1,000
                           =====     ======

  Retained earnings:
      June 30, 2004           $ 1,314,748
      June 30, 2003             1,228,158
                              ===========
Total shareholders' equity:
      June 30, 2004           $ 1,315,748
      June 30, 2003             1,229,158
                              ===========

5.    RELATED PARTY TRANSACTIONS:

      During the year the company paid $128,160 in lease payments for office premises owned by shareholders and directors of the company. These lease payments were recorded at the exchange amount.

6.    COMMITMENT:

      The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

2005   $    93,870
2006        69,020
2007        19,294
       -----------
       $   182,184
       ===========

AL VINCIGUERRA, LTD.
Notes to Financial Statements, page 4

Years ended June 30, 2004 and 2003
(United States Dollars)

7.    SUBSEQUENT EVENT:

      The Board of Directors and all of the shareholders of the Company voted to sell the fixed assets, customer files, of the Company. On August 30, 2004, a complete plan of liquidation was approved and the Company's assets referred to above were sold August 31, 2004 for $7,000,000 which included $6,000,000 cash and a promissory note in the amount of $1,000,000 to be paid in 60 monthly installments of $19,789 with an interest rate of 7% beginning October 1, 2004. The purchaser was Addison York Insurance Brokers, Inc. A security interest in the assets was provided as security for the performance obligations under the note. However, it is subordinated to certain other indebtedness of the purchaser.